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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO
                             TENDER OFFER STATEMENT
                       UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                          SCHEIN PHARMACEUTICAL, INC.
                           (NAME OF SUBJECT COMPANY)
                            ------------------------

                              WS ACQUISITION CORP.
                          WATSON PHARMACEUTICALS, INC.
                      (NAME OF FILING PERSONS -- OFFERORS)
                            ------------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                            ------------------------

                                   806416103
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                               ROBERT C. FUNSTEN
                              WS ACQUISITION CORP.
                        C/O WATSON PHARMACEUTICALS, INC.
                               311 BONNIE CIRCLE
                             CORONA, CA 92880-2882
                                 (909) 270-1400
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                    COMMUNICATIONS ON BEHALF OF THE BIDDER)
                            ------------------------

                                   COPIES TO:
                                 JAMES R. JONES
                                 KEITH A. FLAUM
                               COOLEY GODWARD LLP
                             FIVE PALO ALTO SQUARE
                              3000 EL CAMINO REAL
                              PALO ALTO, CA 94306
                                 (650) 843-5000
                            ------------------------

                           CALCULATION OF FILING FEE

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TRANSACTION VALUATION                                         AMOUNT OF FILING FEE
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$644,197,788................................................      $128,839.56
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

* Estimated for purposes of calculating the amount of filing fee only. The amount assumes the purchase of 33,035,784 shares of common stock, par value $0.01 per share of Schein Pharmaceutical, Inc. (the "Shares"), at a price per Share of $19.50 in cash. Such number of Shares represents all of the Shares outstanding as of May 15, 2000.

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

CUSIP NO. 806416103

                                  SCHEDULE TO

     Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:    None                      Filing Party:  N/A
Form or Registration No.:  N/A                       Date Filed:    N/A

     [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

     [X]  third-party tender offer subject to Rule 14d-1.

     [ ]  issuer tender offer subject to Rule 13e-4.

     [ ]  going-private transaction subject to Rule 13e-3.

     [ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

     This Tender Offer Statement on Schedule TO relates to the third-party tender offer by WS Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Watson Pharmaceuticals, Inc., a Nevada corporation ("Parent"), to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the "Shares"), of Schein Pharmaceutical, Inc., a Delaware corporation (the "Company"), at a purchase price of $19.50 per Share, net to the seller in cash, subject to applicable withholding of taxes, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated June 6, 2000 (the "Offer to Purchase"), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (the "Letter of Transmittal"), a copy of which is attached hereto as Exhibit (a)(1)(B) (which, together with the Offer to Purchase, as amended or supplemented from time to time, constitute the "Offer").

     The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Schedule TO, except as otherwise set forth below.

ITEM 1. SUMMARY TERM SHEET.

     The information set forth in the Summary Term Sheet in the Offer to Purchase is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

     (a) The name of the subject company is Schein Pharmaceutical, Inc. The Company's executive offices are located at 100 Campus Drive, Florham Park, CA 07932.

     (b) The class of securities to which this statement relates is the common stock, par value $0.01 per share, of which 33,035,784 Shares were issued and outstanding as of May 15, 2000. The information set forth on the cover page and in the "Introduction" of the Offer to Purchase is incorporated herein by reference.

     (c) The information set forth in Section 6 ("Price Range of Shares; Dividends") of the Offer to Purchase is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

     (a) This Tender Offer Statement is filed by Parent and the Purchaser. The information set forth in Section 8 ("Certain Information Concerning the Purchaser and Watson") of the Offer to Purchase and on Schedule I thereto is incorporated herein by reference.

     (b) The information set forth in Section 8 ("Certain Information Concerning the Purchaser and Watson") of the Offer to Purchase and on Schedule I thereto is incorporated herein by reference.

     (c) The information set forth in Section 8 ("Certain Information Concerning the Purchaser and Watson") of the Offer to Purchase and on Schedule I thereto is incorporated herein by reference. During the last five years, none of Purchaser or Parent or, to the best knowledge of the Purchaser or Parent, any of the persons listed on Schedule I to the Offer to Purchase (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of such laws. All of the persons listed on Schedule I to the Offer to Purchase are citizens of the United States.

ITEM 4. TERMS OF THE TRANSACTION.

     The information set forth in the Offer to Purchase is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (a) During the past two years, there have been no transactions that would be required to be disclosed under this Item 5(a) between any of the Purchaser or Parent or, to the best knowledge of the Purchaser and Parent, any of the persons listed on Schedule I to the Offer to Purchase, and the Company or any of its executive officers, directors or affiliates.

     (b) The information set forth in Section 11 ("Background of the Offer; Contacts with Schein; the Merger Agreement; Stockholder Agreements") and Section 15 ("Certain Conditions of the Offer") of the Offer to Purchase is incorporated herein by reference. Except as set forth in the Section 11 of the Offer to Purchase, there have been no material contacts, negotiations or transactions during the past two years which would be required to be disclosed under this
Item 5(b) between any of the Purchaser or Parent or any of their respective subsidiaries or, to the best knowledge of the Purchaser and Parent, any of those persons listed on Schedule I to the Offer to Purchase and the Company or its affiliates concerning a merger, consolidation or acquisition, a tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets.

ITEM 6. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a), (c)(1)-(c)(7) The information set forth in Section 11 ("Background of the Offer; Contacts with Schein; The Merger Agreement; Stockholder Agreements"),
Section 12 ("Purpose of the Offer; Plans for Schein After the Offer and the Merger") and Section 14 ("Effect of the Offer on the Market for Shares, Exchange Listing and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The information set forth in Section 10 ("Financing of the Offer and the Merger") of the Offer to Purchase is incorporated herein by reference.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     The information set forth in Section 8 ("Certain Information Concerning the Purchaser and Watson") of the Offer to Purchase is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

     The information set forth in Section 17 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

     (a)(1) Incorporated herein by reference to Item 8 ("Financial Statements and Supplementary Data") of Parent's Annual Report on Form 10-K for the fiscal year ended December 31, 1999; see also Section 18 ("Miscellaneous") of the Offer to Purchase, which provides for inspection and copying of certain information related to the Offer.

     (a)(2) Incorporated herein by reference to Part I ("Financial Information") of Parent's Quarterly Report on Form 10-Q for the quarter ended March 31, 2000; see also Section 18 ("Miscellaneous") of the Offer to Purchase, which provides for inspection and copying of certain information related to the Offer.

     (a)(3), (a)(4) The information set forth in Section 8 ("Certain Information Concerning the Purchaser and Watson") of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in Section 9 ("Pro Forma Financial Statements") of the Offer to Purchase is incorporated herein by reference.

ITEM 11. ADDITIONAL INFORMATION.

     (a) The information set forth in Section 11 ("Background of the Offer; Contacts with Schein; The Merger Agreement; Stockholder Agreements"), Section 14 ("Effect of the Offer on the Market for the Shares, Exchange Listing and Exchange Act Registration") and Section 16 ("Certain Legal Matters and Regulatory Approvals") of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)(A)   Offer to Purchase dated June 6, 2000.
(a)(1)(B)   Letter of Transmittal.
(a)(1)(C)   Notice of Guaranteed Delivery.
(a)(1)(D)   Letter from the Dealer Manager to Brokers, Dealers,
            Commercial Banks, Trust Companies and Nominees.
(a)(1)(E)   Letter to clients for use by Brokers, Dealers, Commercial
            Banks, Trust Companies and Nominees.
(a)(1)(F)   Guidelines for Certification of Taxpayer Identification
            Number on Substitute Form W-9.
(a)(1)(G)   Summary Advertisement as published on June 6, 2000.
(a)(1)(H) Press Release dated May 25, 2000 (incorporated by reference to Exhibit 99.1 of the Form 8-K filed by Watson
            Pharmaceuticals, Inc. with the Securities and Exchange
            Commission on May 25, 2000).
(b)         Commitment Letter executed May 25, 2000 by and among Watson
            Pharmaceuticals, Inc., Societe Generale and S.G. Cowen
            Securities Corporation.
(d)(1) Agreement and Plan of Merger dated as of May 24, 2000, by and among Watson Pharmaceuticals, Inc., WS Acquisition Corp.
            and Schein Pharmaceutical, Inc. (incorporated by reference to Exhibit 99.1 of the Form 8-K filed by Watson
            Pharmaceuticals, Inc. with the Securities and Exchange
            Commission on May 31, 2000).
(d)(2) Form of Stockholder Agreement dated as of May 24, 2000 by and among Watson Pharmaceuticals, Inc., WS Acquisition Corp.
            and each of the following: Bayer Corporation, Marvin H.
            Schein and Pamela M. Schein and related trusts (incorporated by reference to Exhibit 99.2 of the Form 8-K filed by Watson
            Pharmaceuticals, Inc. with the Securities and Exchange
            Commission on May 31, 2000).

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

(d)(3)      Guaranty dated as of June   , 2000 by Watson
            Pharmaceuticals, Inc. in favor of Societe Generale.
(d)(4)      Put Agreement dated as of June   , 2000 by and between
            Watson Pharmaceuticals, Inc. and Societe Generale.
(g)         None.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13e-3.

     Not applicable.

                                       -5-
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                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          WATSON PHARMACEUTICALS, INC.

                                          By:            /s/
                                            ------------------------------------
                                            Name:
                                            Title:

                                          WS ACQUISITION CORP.

                                          By:            /s/
                                            ------------------------------------
                                            Name:
                                            Title:
Dated: June 6, 2000

                                 EXHIBIT INDEX

     EXHIBIT
     NUMBER                              DESCRIPTION
    ---------                            -----------
    (a)(1)(A)    Offer to Purchase dated June 6, 2000.
    (a)(1)(B)    Letter of Transmittal.
    (a)(1)(C)    Notice of Guaranteed Delivery.
    (a)(1)(D)    Letter from the Dealer Manager to Brokers, Dealers,
                 Commercial Banks, Trust Companies and Nominees.
    (a)(1)(E)    Letter to clients for use by Brokers, Dealers, Commercial
                 Banks, Trust Companies and Nominees.
    (a)(1)(F)    Guidelines for Certification of Taxpayer Identification
                 Number on Substitute Form W-9.
    (a)(1)(G)    Summary Advertisement as published on June 6, 2000.
    (a)(1)(H)    Press Release dated May 25, 2000 (incorporated by reference to Exhibit 99.1 of the Form 8-K filed by Watson
                 Pharmaceuticals, Inc. with the Securities and Exchange
                 Commission on May 25, 2000).
    (b)          Commitment Letter executed May 25, 2000 by and among Watson
                 Pharmaceuticals, Inc., Societe Generale and S.G. Cowen
                 Securities Corporation.
    (d)(1)       Agreement and Plan of Merger dated as of May 24, 2000, by
                 and among Watson Pharmaceuticals, Inc., WS Acquisition Corp.
                 and Schein Pharmaceutical, Inc. (incorporated by reference to Exhibit 99.1 of the Form 8-K filed by Watson
                 Pharmaceuticals, Inc. with the Securities and Exchange
                 Commission on May 31, 2000).
    (d)(2)       Form of Stockholder Agreement dated as of May 24, 2000 by
                 and among Watson Pharmaceuticals, Inc., WS Acquisition Corp.
                 and each of the following: Bayer Corporation, Marvin H.
                 Schein and Pamela M. Schein and related trusts (incorporated by reference to Exhibit 99.2 of the Form 8-K filed by Watson
                 Pharmaceuticals, Inc. with the Securities and Exchange
                 Commission on May 31, 2000).
    (d)(3)       Guaranty dated as of June   , 2000 by Watson
                 Pharmaceuticals, Inc. in favor of Societe Generale.
    (d)(4)       Put Agreement dated as of June   , 2000 by and between
                 Watson Pharmaceuticals, Inc. and Societe Generale.
    (g)          None.
    (h)          None.

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